Exhibit 99.1

Waldencast announces conclusion of SEC investigation

April 28, 2026
LONDON, April 28, 2026 (GLOBE NEWSWIRE) – Waldencast plc (NASDAQ: WALD) (“Waldencast” or the “Company”), a global multi-brand beauty and wellness platform, announced today that it was notified by the staff of the U.S. Securities and Exchange Commission (the “SEC”) that they have concluded their investigation of the Company relating to Waldencast’s restatement of its financial results and material weaknesses in its internal control over financial reporting related to historical accounting practices used by Obagi Cosmeceuticals (the “Investigation”) and, based on the information available as of the date of the notice, the SEC does not intend to recommend an enforcement action against Waldencast.
“We are pleased with the favorable outcome of the SEC’s investigation.” stated Michel Brousset, Chief Executive Officer of Waldencast. “Throughout the Investigation, we fully cooperated and dedicated significant resources to the process. At the same time, we maintained our focus on executing our business plans, upholding strong governance, and ensuring robust internal controls.”
The Investigation was previously disclosed by the Company in its periodic reports under the Securities Exchange Act of 1934, as amended. As previously disclosed, the Company voluntarily contacted the SEC regarding these matters and has fully cooperated with the SEC throughout the course of the Investigation, incurring substantial legal, advisory and other related costs.
About Waldencast plc
Founded by Michel Brousset and Hind Sebti, Waldencast’s ambition is to build a global best-in-class beauty and wellness operating platform by developing, acquiring, accelerating, and scaling conscious, high-growth purpose-driven brands. Waldencast’s vision is fundamentally underpinned by its brand-led business model that ensures proximity to its customers, business agility, and market responsiveness, while maintaining each brand’s distinct DNA. For more information please visit: https://ir.waldencast.com.
Obagi Medical is an industry-leading, advanced skin care line rooted in research and skin biology, refined with a legacy of over 35 years’ experience. Obagi Medical products are designed to address the appearance of premature aging, photodamage, skin discoloration, acne, and sun damage. More information about Obagi Medical is available on the brand’s website at www.obagi.com.
Founded in 2016, Milk Makeup quickly became a cult-favorite among the beauty community for its values of self-expression and inclusion, captured by its signature “Live Your Look”, its innovative formulas, and clean ingredients. The brand creates vegan, cruelty-free, clean formulas and has its Milk Makeup HQ in Downtown NYC. More information about Milk Makeup is available on the brand’s website at www.milkmakeup.com.
Contacts:
Investors
ICR
Allison Malkin
waldencastir@icrinc.com
Media
ICR

Brittney Fraser/Alecia Pulman
waldencast@icrinc.com